Exhibit 99.1

TSX:   JE
  JE.DB.B

NYSE:  JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES THE RENEWAL OF ITS NORMAL COURSE ISSUER BIDS FOR ITS 5.75% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 30, 2018 AND COMMON SHARES

TORONTO, ONTARIO - - March 15, 2017 - - Just Energy Group Inc. (“Just Energy”) (TSX, NYSE:  JE), announced today that it has received TSX approval to renew its current normal course issuer bids (“NCIBs”) for (i) its 5.75 % convertible, unsecured subordinated debentures due September 30, 2018 (the “Debentures”) (TSX: JE.DB.B) expiring March 16, 2017; and its common share (the “Shares”) (TSX/NYSE: JE) expiring March 16, 2017.

All Debentures and all Common Shares purchased under each of the above referenced renewed NCIBs will be cancelled. The following table indicates the principal amount of the Debentures and number of common shares that were outstanding at close of trading February 28, 2017 and that may be purchased during the year starting March 17, 2017 and ending March 16, 2018.

Under each NCIB, Just Energy may purchase Debentures and common shares representing 10% of the outstanding public float at the close of business February 28, 2017, up to the following limits:

Outstanding - Close of Trading - February 28, 2017	Limit on Purchases Between March 17, 2017 to March 16, 2018 (Principal Amount)
	Total Limit (1)	Daily Limit (2) (3)
(a) $5.75% $100,000,000 Debentures	$9,999,100	$53,754
(b) 146,972,639 Common Shares	9,655,649	77,479

Notes:

(1)	Represents 10% of the public float at February 28, 2017.
(2)	The average daily trading volume (“ADTV”) for the 5.75% Debentures was $215,016 at February 28, 2017.
(3)	The ADTV for the Common Shares was 309,917 at February 28, 2017.

In addition to providing shareholder liquidity, Just Energy believes that its common shares trade in a price range which does not adequately reflect the value of such Shares in relation to Just Energy’s business and its current annual $0.50 dividend per Share, and accordingly, Just Energy’s future business prospects.  As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s Shares represent an attractive investment. In addition to providing debenture holder liquidity, Just Energy believes that the Debentures may trade in a price range which does not adequately reflect the value of such debentures in relation to Just Energy’s business, and accordingly Just Energy’s future business prospects.  As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s debentures represent an attractive investment and will enable Just Energy to continue to deleverage its balance sheet.

Just Energy intends to commence each of the NCIBs on March 17, 2017.  Each of the NCIBs will expire on March 16, 2018 or such earlier date as Just Energy completes its purchases pursuant to each NCIB.  All purchases made under each NCIB will be made through the facilities of the TSX, the New York Stock Exchange (only in respect of the Common Shares) or alternative trading systems, if eligible, in accordance with the rules of the TSX and applicable securities laws, at market prices prevailing at the time of purchase (plus brokerage fees).  The actual amount of Debentures and Common Shares that may be purchased under each NCIB is subject to, and cannot exceed the limits referred to above. The timing of such purchases will be determined by Just Energy.

Under the existing NCIB due to expire, Just Energy repurchased 850,000 Common Shares for cancellation and have yet to commence repurchasing any of the JE.DB.B debentures.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information.  Forward-looking statements and information in this press release include, but are not limited to, statements pertaining to dividends, and the timing for payment and tax treatment thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, results of litigation, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com